SHEA HOMES LIMITED PARTNERSHIP

SHEA HOMES FUNDING CORP.

655 Brea Canyon Road

Walnut, California 91789

December 22, 2011

Via EDGAR and Hand Delivery

Ms. Pamela Long

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Re:	Shea Homes Limited Partnership and Shea Homes Funding Corp.
Registration Statement on Form S-4
Filed October 14, 2011
File No. 333-177328

Dear Ms. Long:

On behalf of Shea Homes Limited Partnership (“SHLP”) and Shea Homes Funding Corp. (together with SHLP and its subsidiaries, the “Companies,” “we,” “our” or “us”), this letter responds to your letter, dated November 10, 2011 (the “Comment Letter”), regarding the above-referenced Registration Statement on Form S-4 (the “Registration Statement”), filed on October 14, 2011. Each response of the Companies is set forth in ordinary type beneath the corresponding comment of the Staff of the Division of Corporation Finance (the “Staff”) from the Comment Letter appearing in bold type. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. The page references in our responses are to the revised prospectus included in Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which is being filed today by electronic submission. We have included with this letter a marked copy of Amendment No. 1 for your convenience.

Ms. Pamela Long

Securities and Exchange Commission

December 22, 2011

Prospectus Cover Page

1.	As they are separate securities and are being registered, please include the guarantees on the cover page.

The language on the cover page of the prospectus included in Amendment No. 1 has been modified to include the guarantees at the top of the page.

Market Industry Data and Forecasts, page iii

2.	Because investors are entitled to rely on the information you provide in the prospectus, please revise the statements that there can be no assurance as to the accuracy or completeness of the information and investors should not place undue reliance on such data and information, to remove the implication of a disclaimer of responsibility for the information you have chosen to include in your prospectus. If you believe information is not reliable, you should not provide it to investors.

The language on page iii of Amendment No. 1 has been modified as requested.

Prospectus Summary, page 1

3.	Please disclose the basis for and manner in which you are measuring the statement that you are one of the largest private homebuilders in the United States.

The statement that we are one of the largest private homebuilders in the United States is supported by the “2010 Builder 100” list published in the May 28, 2011 edition of Builder Magazine.

4.	Please place your statement about anticipated revenue from order backlog in context of the risks and timing associated with actually closing sales.

We have added additional language to page 1 of Amendment No. 1 to place our statement about anticipated revenue from order backlog in context of the risks associated with actually closing sales.

5.	Please disclose your net loss in this section.

We have added disclosure of our net loss on page 1 of Amendment No. 1.

6.	Please briefly discuss your level of indebtedness.

We have added a discussion of our level of indebtedness on page 1 of Amendment No. 1.

Ms. Pamela Long

Securities and Exchange Commission

December 22, 2011

Risk Factors, page 14

7.	Please remove the third and fourth sentences of the first paragraph.

The third and fourth sentences of the first paragraph on page 14 of the Registration Statement have been removed from page 14 of Amendment No. 1.

Terms of the Exchange Offer; Expiration Time, page 43

8.	As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3). In addition, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

The Companies will hold the exchange offer open through 5:00 p.m. on the twenty-first full business day following the commencement of the exchange offer, and the Companies therefore confirm that the exchange offer will be open at least through midnight on the twentieth full business day following the commencement of the exchange offer. The Companies will include the expiration date in the final prospectus disseminated to security holders and filed in accordance with the applicable provisions of Rule 424.

9.	Please advise us as to how oral notice of any extension is reasonably calculated to reach registered holders of the outstanding notes or otherwise satisfies the requirements of Rule 14e-1(d).

The language on page 43 of Amendment No. 1 has been revised to remove any reference to oral notice of an offer extension.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 51

Results of Operations, page 53

10.	To the extent that homes sold include inventory for which you recognized valuation adjustments in prior periods and the corresponding revenues recognized exceeded your estimates when determining such valuation adjustments, please revise to provide investors with a discussion and analysis of the favorable impact to gross profits, including the corresponding amount. Please refer to Items 303(A)(3)(i) and (ii) of Regulation S-K for guidance.

For the sale of impaired inventory, the corresponding revenue was within expectations and resulted in fair and reasonable gross profits. As discussed with Patricia Armelin on November

Ms. Pamela Long

Securities and Exchange Commission

December 22, 2011

16, 2011, we believe that further discussion and analysis of this revenue’s impact on results of operations is unnecessary.

Liquidity and Capital Resources, page 72

11.	We note you are subject to financial covenants. Please include a more specific and comprehensive discussion of your most significant and restrictive financial covenants. Please disclose and discuss the required ratios/amounts as well as your actual ratios/amounts as of each reporting date.

Our 8.625% Senior Secured Notes due 2019 are our only currently outstanding debt instruments that contain financial covenants. Additional disclosure with respect to the financial and other covenants contained in the indenture governing our 8.625% Senior Secured Notes due 2019 has been added to page 76 of Amendment No. 1, including disclosure with respect to our required and actual ratio of (x) “Consolidated Cash Flow Available for Fixed Charges,” to (y) aggregate “Consolidated Interest Expense,” each calculated according to the respective definitions set forth in the indenture as of September 30, 2011.

12.	Please revise to include a more specific and comprehensive discussion regarding your ability to meet your obligations and the timing of potential cash payments. Please ensure that your discussion includes, but is not limited to, addressing the impact of your interest payments, principal payments on your debt, your tax distribution agreement, contingent liabilities, purchase commitments, joint venture arrangements and land option contracts. Reference Release #33-8350.

On pages 72 and 73 of Amendment No. 1 we have included a more specific and comprehensive discussion regarding our ability to meet our obligations and the timing of potential cash payments.

Critical Accounting Policies, page 79

13.	Please revise to include a more specific and comprehensive discussion of the significant judgments and estimates involved in your completed operations claims costs and revenue recognition policies and how changes in your assumptions may impact your financial condition and operating results. Please include quantitative information where available. Reference Release # 33-8350.

On pages 81 and 82 of Amendment No. 1 we have amended the narrative under “Completed Operations Claim Costs” to better explain the use and impact of judgments and estimates in our completed operations claims costs and revenue recognition policy. For further discussion of our revenue recognition policies, please see the discussion in under “Revenues” on page 82 of Amendment No. 1.

Ms. Pamela Long

Securities and Exchange Commission

December 22, 2011

Housing Projects and Land Under Development, page 79

14.	We note several references throughout your filing to your “active” communities. Please revise to quantify and discuss your communities that are not considered “active” and how they are considered in your impairment analysis.

On page 80 and 81 of Amendment No. 1 we have added disclosure under “Inventory” to clarify that both active selling communities and land held or under development (not “active”) are evaluated for impairment.

In Note 7 on pages F-15 and F-54 we inserted a table to demonstrate the total number of communities evaluated for impairment and the total number of communities that were impaired. For clarification, we have changed the label of the line item “Housing Projects and Land Under Development” to “Inventory” to make clear that this line item includes land not yet under development.

15.	Please revise future filings to disclose and discuss the following for each period presented:

•	The number of communities evaluated for impairment;

•	The number of communities impaired and the remaining carrying value of those communities;

•	The number of lots under option that were abandoned;

•	Quantitative information regarding any significant known trends;

•	Any material and useful information that you gather and analyze regarding the risks of recoverability of your home and land related assets.

In Note 7 on pages F-15 and F-54 of Amendment No. 1 we inserted a table disclosing the number of communities evaluated for impairment, the number of communities impaired and the remaining carrying value of those communities, and we inserted a narrative to disclose the number of lots under option that were abandoned. In connection with our discussion of gross margin on pages 60 and 61 of Amendment No. 1, to address the fourth bullet above, we inserted language to disclose the impact of housing market conditions and price reductions on inventory impairments and the associated trends. On pages 80 and 81 of Amendment No. 1 we have added disclosure under “Inventory” to address the fifth bullet above.

16.	We note your disclosure on page 76 that certain of your land option contracts are subject to specific performance clauses that require you to purchase a specified number of lots at predetermined prices. Please revise to discuss how you considered the fair value of the land related to these clauses in your impairment analysis and quantify any impairment charges you have taken as a result of these contracts.

We inserted a narrative description on page 77 of Amendment No. 1 under “Land Purchase and Option Contracts” of how we consider the fair value of the land related to land option contract performance clauses in our impairment analysis.

Ms. Pamela Long

Securities and Exchange Commission

December 22, 2011

17.	Please revise to include a more specific and comprehensive discussion regarding how you considered current market conditions in your impairment analysis. In this regard, please discuss what consideration you gave to sales, backlog and cancellation rates.

On page 80 and 81 of Amendment No. 1 we have added disclosure under “Inventory” to explain how current market conditions are considered in our impairment analysis.

18.	Please revise to include your inventory balance, by segment, based on the following expected delivery timeframes:

•	Less than one year;

•	One to three years;

•	Three to five years;

•	Five to ten years; and

•	Greater than 10 years

Our inventory balance is comprised primarily of residential land that is in varying degrees of development, and includes finished lots, land under development and land held for future development. Our business includes the bulk acquisition and sale of lots and land in various stages of development on an opportunistic basis in addition to the sale of finished homes. We frequently revise our business plan in response to market changes and as opportunities for such bulk lot purchases and sales arise. Any estimate or prediction of our inventory balance in any segment in future periods would be subject to significant and frequent revisions as a result of such bulk lot purchases and sales and therefore would not be meaningful or useful to investors.

Summary Compensation Table, page 97;

19.	Please provide a narrative description of any material factors necessary to an understanding of the bonuses paid to your named executive officers.

A narrative description of the material factors that we believe are necessary to an understanding of the bonuses paid to our named executive officers has been included under the heading “Cash Bonuses” on page 98 of Amendment No. 1, and we have added cross-references to that section to the compensation tables on page 100 of Amendment No. 1.

Related Party Receivables and Payables, page 102

20.	Please file the material agreements discussed in this section as exhibits. Refer to Item 601(b)(10) of Regulation S-K.

The unsecured term note, dated as of May 10, 2011, between SHLP and J.F. Shea Co., Inc., described on page 105 of Amendment No. 1 has been added as Exhibit 10.4.

Ms. Pamela Long

Securities and Exchange Commission

December 22, 2011

21.	As applicable, please provide all of the information required by Item 404 of Regulation S-K, including the identity of the related parties discussed.

We have revised the disclosure beginning on page 104 to provide the information required by Item 404 of Regulation S-K. In addition, we have revised the disclosure in “Certain Relationships and Related Party Transactions” to more clearly identify and distinguish transactions between the Companies and SHLP’s direct and indirect equity owners and transactions between the Companies and other affiliated entities that are not “related persons” of the Companies as such term is defined in Instruction 1 to Item 404 of Regulation S-K.

Financial Statements

22.	To the extent that a comment under the annual financial statements is applicable to the interim financial statements or vice versa, please revise these statements as appropriate.

Where comments to the annual financial statements are applicable to the interim financial statements, or vice versa, we have revised Amendment No. 1 accordingly.

Financial Statements for the six months ended June 30, 2011

Consolidated Statements of Cash Flows, page F-5

23.	Please tell us how you determined it was appropriate to classify changes in promissory notes from related parties in investing activities. Please further explain why these amounts were included in financing activities in your audited year-end financial statements. Reference ASC 230.

The Companies classify interest bearing related party accounts as a note receivable or note payable based on whether the Companies have a right to collect or the obligation to pay the respective amounts owed. These amounts are netted together into a net receivable or net payable position if there is a right of offset. In 2008 and prior, there were both notes receivables and notes payables from related parties.

According to ASC 230-10-45-12 (e) “receipts from collections or sales of loan made by the entity” are classified as investing activities. Further, according to ASC 230-10-45-13 (a) “disbursements for loans made by the entity” are classified as investing activities. The notes receivables from related parties did not originate from the sale of homes, but were a borrowing of cash, and therefore are not considered as an operating cash flow according to ASC 230-10-45-16(a). Therefore, collections and disbursements pertaining to related party notes receivables are included as an investing activity.

According to ASC 230-10-45-15 (b) “repayments of amounts borrowed” are classified as financing activities. Based on this criteria, in 2008 SHLP, through its consolidated joint venture, borrowed $3.3M from its non-controlling interest and recorded the amount in “net increase in revolving lines of credit and promissory notes to related parties.” The remaining $220M of

Ms. Pamela Long

Securities and Exchange Commission

December 22, 2011

borrowings reflected in “net increase in revolving lines of credit and promissory notes to related parties” for 2008 related to drawings on SHLP’s then-existing bank revolving credit facility. In 2009, the remaining related party note payable was converted to a contribution from the non-controlling interest. There are no other related party notes payables since this date.

24.	Please tell us how you determined it was appropriate to include changes in restricted cash in operating activities. Reference ASC 230.

Restricted cash relates to cash placed in escrow in lieu of surety bonds or letters of credit that are required to guarantee our performance in the construction of facilities related to our projects, such as sewer lines and streets. In addition, of the $13.8 million of restricted cash at September 30, 2011, $10.0 million relates to collateral held by our bank that serves as security for the bank’s exposure for its daily funding of transactions on our account such as checks presented for payment and automated clearing house (ACH) transfers.

The nature of the restricted cash does not relate to loans disbursed from, or borrowed by, SHLP according to ASC 230-10-45-12 through 15. Therefore, according to ASC 230-45-16 (c) and ASC 230-45-17 (f), changes in restricted cash is considered as an operating activity.

Note 11. Notes Payable, page F-17

25.	Please clarify if you are subject to additional interest payments resulting from registration rights agreements and, if applicable, quantify the related interest payments and liabilities.

Our 8.625% Senior Secured Notes due 2019 are our only outstanding debt instruments that are entitled to the benefits of a registration rights agreement. Additional disclosure regarding our Registration Rights Agreement dated November 14, 2011, between us and the initial purchasers of our 8.625% Senior Secured Notes due 2019, has been added to Note 11 on page F-21 of Amendment No. 1.

26.	Please revise to more fully discuss how you determined it was appropriate to account for the Secured Facilities as a debt modification. Reference ASC 470.

The difference in the present value of cash flows for the Secured Facilities from the present value of cash flows for the original debt instrument did not exceed the 10% threshold set forth in ASC 470-50-40-10. The disclosures in Note 11 on page F-20 and Note 12 on page F-63 have been revised as follows:

“In accordance with ASC 470, the present value of the cash flows under the Secured Facilities and the Unsecured Facilities were compared to determine if the Secured Facilities should be accounted for as a loan modification or extinguishment of debt. The Unsecured Facilities’ cash flows included principal payments, interest payments and additional payments for differences in interest rates between the debt instrument and the current market. The discount rate used for both the Secured Facilities and Unsecured Facilities’ cash flows to compute the present value was the

Ms. Pamela Long

Securities and Exchange Commission

December 22, 2011

effective rate of the Unsecured Facilities. As the difference in the present value of the cash flows under the Secured Facilities and the Unsecured Facilities was less than the required 10% threshold according to ASC 470, the Secured Facilities were accounted for as a debt modification, which required the $80.0 million of additional principal be recorded as interest expense over the term of the notes and the Secured Facilities be recorded net of related discount or premium. The carrying value of the Secured Facilities was unchanged as a result of the modification. At December 31, 2010, the face value of the obligation under the Secured Facilities was $800.4 million.”

Note 13. Related Party Transactions, page F-20

27.	We note your disclosure on page 24 that JFSCI’s inability to honor its obligations could have a material adverse effect on your financial condition, results of operations and capital resources. Please revise to disclose and discuss your assessment of the probability of JFSCI meeting its obligations.

We have revised the disclosures in Note 13 on page F-25 to include the following disclosure:

“Quarterly, we evaluate collectability of the note receivable from JFSCI, which includes consideration of JFSCI’s payment history, operating performance and future payment requirements under the note. Based on this criterion, and as JFSCI applied prepayments under the note to defer future installments until February 2014, we do not presently anticipate collection risks on the note receivable from JFSCI.”

We have revised the disclosures in Note 14 on page F-69 to include the following:

“Quarterly, we evaluate collectability of the note receivable from JFSCI, which includes consideration of JFSCI’s payment history, operating performance and future payment requirements under the note. Based on this criterion, and the payments applied to the note as discussed in Note 22, we do not presently anticipate collection risks on the note receivable from JFSCI.”

Note 21. Subsequent Events, page F-32

28.	Please revise to disclose the date through which subsequent events have been evaluated. Reference ASC 855-10-50-1.

The original disclosure was prepared in accordance with ASC 855-10-50-1 under the assumption that SHLP was an SEC filer since the financial statements were included in a SEC registration statement. As requested, Note 21 on page F-38 and Note 22 on page F-86 have been revised to disclose the date through which subsequent events have been evaluated.

Ms. Pamela Long

Securities and Exchange Commission

December 22, 2011

Financial Statements for the fiscal year ended December 31, 2010

Report of Independent Registered Public Accounting Firm, page F-33

29.	Please have your auditors revise their report to include the city and state where issued.

Ernst & Young LLP has included the requested information on page F-39 of Amendment No. 1.

Note 4. Investments, page F-42

30.	Please revise to include a discussion of the underlying reasons for unrealized gains relating to your private debt obligations.

We have added the following disclosure to Note 4 on pages F-11 and F-49 of Amendment No. 1:

“At December 31, 2009, certain private debt obligations experienced an other-than-temporary impairment and a $13.2 million impairment was recorded. Unrealized gains of private debt obligations are stated at the difference between their fair value and cost basis, net of impairment.”

Note 13. Other Liabilities, page F-58

31.	Given that your completed operations liabilities represent warranty obligations, please revise to include a rollforward of the activity for each period presented. Reference ASC 460.

We have added the requested rollforward for the completed operations claims for each period presented to Note 12 on page F-22 and Note 13 on page F-66 of Amendment No. 1.

Note 14. Related Party Transactions, page F-59

32.	We note your disclosure on page 74 regarding the write down of certain loans made to Shea Management LLC and Shea Properties Management Company. Please revise to disclose and discuss the underlying reasons for these writedowns. In addition, please discuss your current assessment regarding the collectability of related party loans.

We have added the following disclosure to Note 13 on page F-25 of Amendment No. 1:

“Quarterly, we evaluate the collectability of note receivables from related parties. Our evaluation includes consideration of prior payment history, operating performance and future payment requirements under the applicable notes. At December 31, 2009, based on this criterion, the note

Ms. Pamela Long

Securities and Exchange Commission

December 22, 2011

receivables from Shea Management LLC and Shea Properties Management Company, Inc. were deemed uncollectible and were fully reserved. In June 2011, Shea Properties Management Company paid the accrued interest for 2010 and 2011. Therefore, unpaid interest in 2011 from Shea Properties Management Company, Inc. is not reserved; accrued interest prior to 2010 and the principal balance remains reserved. In addition, based on the above criterion, we do not presently anticipate collection risks on the other note receivables from related parties.”

We have added the following disclosure to Note 14 on page F-69 of Amendment No. 1:

“Quarterly, we evaluate the collectability of note receivables from related parties. Our evaluation includes consideration of prior payment history, operating performance and future payment requirements under the applicable notes. At December 31, 2009, based on this criterion, the note receivables from Shea Management LLC and Shea Properties Management Company, Inc. were deemed uncollectible and were fully reserved. In addition, based on the above criterion, we do not presently anticipate collection risks on the other note receivables from related parties.”

Note 15. Income Taxes, page F-61

33.	We note your disclosures on page 20 that you would be required to make a distribution to your owners to a pay a portion of an additional tax liability that may be incurred as a result of your use of the completed contract method. Given this, please revise to clarify how you have considered the impact of this potential payment on your financial statements.

According to ASC 740, we are required to recognize the impact of an additional tax liability if the tax position does not meet the “more-likely-than-not to be sustained upon examination” threshold. As we believe it is more-likely-than-not we will not incur an additional tax liability for use of the completed contract method, accrual for an additional tax liability in the financial statements is not required. The current disclosure in Note 14 on page F-27 and Note 15 on page F-71 of Amendment No. 1 addresses this position.

In addition, as the financial statements disclose that any interest or penalties imposed on SHLP, if applicable, would be the responsibility of the SHLP’s partners, we clarified that an equity distribution could be made for only a portion of the Partners tax liability related to our use of the completed contract method.

Note 18. Contingencies and Commitments, page F-64

34.	We note your disclosure regarding various lawsuits, claims and proceedings. Please revise to include a discussion of the nature of any matter that may be material to your financial statements. In addition, please disclosure your range of reasonably possible losses in excess of amounts accrued. Reference ASC 450.

No matters have been identified that are considered material to the financial statements and require additional disclosure. The disclosure in Note 17 on page F-28 and Note 18 on page F-73 Amendment No. 1 has been expanded to describe that the types of matters that may be asserted against us and how we determine the amounts to accrue.

Ms. Pamela Long

Securities and Exchange Commission

December 22, 2011

Note 20. Segment Information, page F-66

35.	Please provide us a specific and comprehensive discussion regarding how you identified the operating segments within your Mountain West/ Other reportable segment and how you determined it was appropriate to aggregate all of these operating segments into one reportable segment.

SHLP groups its operating segments into reportable segments using the following criteria: volume, inventory, values, profitability and product construction. The Mountain West/ Other (MWO) segment is comprised primarily of operations in Colorado and Arizona, and also Nevada, Washington and Florida, all low-volume markets.

SHLP’s evolution and expansion into new markets has also significantly impacted how we manage our business. Our history reveals this segmentation is consistent with our expansion and how we evaluate our operations.

SHLP has operated over 35 years, beginning in Southern California, in greater Los Angeles, with expansion to Northern California in the 1980’s. In the 1990’s, SHLP expanded to Arizona and Colorado through separate acquisitions. SHLP expanded to Washington and Florida in 2001 and 2007, respectively, and began operations in Nevada in 2010. The MWO segment is therefore comprised of our newest markets which are viewed by senior management as a distinct group within the context of our overall operations. Further expansion has stopped until the housing market improves.

Volume

Arizona and Colorado are the core operations in the MWO segment. The Washington operations consist of one wholly-owned and one joint venture (unconsolidated) community in Redmond and Olympia Washington, respectively. The Nevada operations, consisting of one wholly-owned community in Las Vegas, and the Florida operations, consisting of one wholly-owned and one joint venture (unconsolidated) community in Central Florida, are not material and are best classified as Other. If the Florida operations grow significantly, a separate reportable segment may be justified. Since our Washington operations will decrease as we complete a large wholly-owned community, we believe it does not merit a separate reportable segment. The Nevada operations are best included in the MWO segment due to customer, inventory valuation and construction similarity with our Arizona and Colorado operations.

Inventory Values

The MWO segment is comprised of markets having similar unit values of completed housing and land inventory. These similarities in inventory values distinguish the markets in our MWO segment from the California segments. Lot and house values are significantly lower in the MWO nominally or as a percentage of the house price, and land costs are less in the MWO segment.

Ms. Pamela Long

Securities and Exchange Commission

December 22, 2011

Profitability

Historically, while profitability (Gross Margin and Pre-tax income) has been lower in the MWO segment, gross margins and pricing relationships have generally been comparable within the MWO segment and are expected to be similar due to more stable land values.

Product Construction

Construction methods and processes are similar in the MWO segment. In comparison to the California segments, which operate on a pre-plotted house and lot process where customers select from a pre-plotted house on each lot, in the MWO segment, customers select their house plan on any lot offered for sale, with consideration given for fit and street scene (non-repetition of plan/elevations/paint schemes, etc.).

Additionally, in many of the markets in the MWO segment, houses include features and designs not existent in the California segments, including basements, code and construction differences for wind and extreme hot and cold weather.

Conclusion

The markets in the MWO segment share similar history, markets, products, construction methods and processes, and value and price characteristics, and provide a fair and reasonable platform to evaluate our financial position and results of operations. Lastly, while our scale as a multi-regional builder is not as large as other public equity homebuilders, our reportable segments are comparable.

Ms. Pamela Long

Securities and Exchange Commission

December 22, 2011

Note 21. Supplemental Guarantor Information, page F-68

36.	Please revise to clarify, if accurate, that Shea Homes Funding Corp. and each guarantor subsidiary is “100% owned” as required by Rule 3-10 of Regulation S-X. Also, please revise to clarify that the collateral for the notes does not include the capital stock of any subsidiary to the extent that the pledge of such stock would result in a requirement to file separate financial statements under Rule 3-16 of Regulation S-X.

Note 20 on page F-32 of our unaudited consolidated financial statements and Note 21 on page F-78 of our audited consolidated financial statements have each been revised to specify that we believe that Shea Homes Funding Corp. and each guarantor is “100% owned” as such term is used in Rule 3-10 of Regulation S-X under the Securities Act.

Paragraph (h) of Rule 3-10 of Regulation S-X specifies that a subsidiary corporation is “100% owned” if “all of its outstanding voting shares are owned, either directly or indirectly, by its parent company.” A subsidiary that is a limited liability company or limited partnership is “100% owned” for purposes of Rule 3-10 if “the sum of all interests are owned, either directly or indirectly, by its parent company.”

SHLP owns, directly or indirectly, 100% of the voting stock of Shea Homes Funding Corp. and each guarantor subsidiary that is a corporation.

Vistancia Marketing LLC and Vistancia Construction LLC, two of our limited liability company subsidiaries that guarantee the notes, are currently organized as single member limited liability companies under Vistancia, LLC, a non-guarantor subsidiary that is 83% owned by Shea Homes Southwest, Inc. Pursuant to the terms of the Vistancia, LLC limited liability company agreement, Shea Homes Southwest, Inc. owns 100% of the economic and voting interests in Vistancia Marketing LLC and Vistancia Construction LLC. Thus, for purposes of Rule 3-10 of Regulation S-X, we believe that Vistancia Marketing LLC and Vistancia Construction LLC are “100% owned” by Shea Homes Southwest, Inc. Shea Homes Southwest, Inc. is itself a guarantor of the Secured Notes and is indirectly 100% owned by SHLP.

SHLP owns, directly or indirectly, 100% of the economic and voting interests of each other guarantor subsidiary that is a limited liability company or limited partnership.

Note 20 on page F-32 of our unaudited consolidated financial statements and Note 21 on page F-78 of our audited consolidated financial statements have each also been revised to state that the collateral securing the Secured Notes does not include a pledge of the capital stock of any subsidiary to the extent that such pledge would result in a requirement that we file separate financial statements with respect to such subsidiary pursuant to Rule 3-16 of Regulation S-X under the Securities Act.

Ms. Pamela Long

Securities and Exchange Commission

December 22, 2011

37.	We note that your Indenture agreement contains certain guarantee release provisions. Please provide us with a specific and comprehensive discussion regarding how you considered these provisions in considering your reliance of Rule 3-10 of Regulation S-X.

Pursuant to the indenture governing the 8.625% Senior Secured Notes due 2019, a guarantor may be released from its guarantee obligations only under certain customary circumstances specified in the indenture, namely (1) upon the sale or other disposition (including by way of consolidation or merger) of such guarantor, (2) upon the sale or disposition of all or substantially all the assets of such guarantor, (3) upon the designation of such guarantor as an unrestricted subsidiary for covenant purposes in accordance with the terms of the indenture, (4) upon a legal defeasance or covenant defeasance pursuant, or (5) upon the full satisfaction of our obligations under the indenture. We therefore believe that the guarantees should properly be viewed as “full and unconditional” as such phrase is used in Rule 3-10 of Regulation S-X, notwithstanding the existence of the customary guarantee release provisions described above.

38.	Please help us understand how other comprehensive income is reflected in your parent company financial statements.

The SHLP financial statements in Note 20 of our unaudited consolidated financial statements and Note 21 of our audited consolidated financial statements in Amendment No. 1 have been revised to reflect other comprehensive income.

If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call the undersigned at (720) 590-7137 or Andrew L. Fabens of Gibson, Dunn & Crutcher LLP at (212) 351-4034.

Sincerely,

/s/    Roberto F. Selva

Chief Executive Officer

cc:	Andrew L. Fabens, Gibson, Dunn & Crutcher LLP